  As filed with the Securities and Exchange Commission on October 3, 1995
==============================================================================
                                                     REGISTRATION NO. 33-61279


                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                              ______________


                             AMENDMENT NO. 2
                                    TO

                                 FORM S-3
                          REGISTRATION STATEMENT
                                  UNDER
                        THE SECURITIES ACT OF 1933
                             ______________

                              PRONET INC.
           (Exact name of Registrant as specified in its charter)

        DELAWARE                                     75-1832168
(State or other jurisdiction         (I.R.S. Employer Identification Number)
of incorporation or organization)


                           6340 LBJ FREEWAY
                          DALLAS, TEXAS 75240
                            (214) 687-2000
           (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

   MARK A. SOLLS                         Copies of all communications,
   VICE PRESIDENT AND GENERAL COUNSEL    including all communications to the
   6340 LBJ FREEWAY                      agent for service, should be sent to:
   DALLAS, TEXAS  75240
   (214) 687-2000                        JEFFREY A. CHAPMAN
                                         MARK EARLY
(Name, address, including zip code,      VINSON & ELKINS L.L.P.
and telephone number, including area     3700 TRAMMELL CROW CENTER
code, of agent for service)              2001 ROSS AVENUE
                                         DALLAS, TEXAS  75201
                                         (214) 220-7700


  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement as determined in light of market conditions and other factors.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

                                 ______________

                        CALCULATION OF REGISTRATION FEE

===============================================================================================
 TITLE OF EACH CLASS OF     AMOUNT          PROPOSED             PROPOSED          AMOUNT OF
   SECURITIES TO BE         TO BE       MAXIMUM OFFERING     MAXIMUM AGGREGATE    REGISTRATION
    REGISTERED            REGISTERED   PRICE PER SHARE (1)   OFFERING PRICE (1)        FEE
-----------------------------------------------------------------------------------------------
Common Stock, par
value $.01 per
share(2)                  2,000,000          $21.94              $43,880,000        $15,131.03
===============================================================================================

(1)  Estimated solely for the purpose of calculating the registration fee in accordance with
     Rule 457(c), using the average of the high and low prices reported on The Nasdaq Stock
     Market for the Registrant's Common Stock on July 20, 1995.
(2)  This Registration Statement also pertains to rights to purchase shares of Series A Junior
     Participating Preferred Stock of the Registrant.  One right is attached to and trades with each share of Common Stock of the Registrant.  Until the occurrence of certain events, the rights are not exercisable and will not be evidenced or transferred apart from the Common
     Stock.

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

PROSPECTUS

                              PRONET INC.
             2,000,000 SHARES OF COMMON STOCK, $.01 PAR VALUE

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          ____________________


   This Prospectus relates to the offering by the Selling Stockholders (the "Selling Stockholders") of up to an aggregate of 2,000,000 shares of Common Stock, par value $.01 per share ("Common Stock"), of ProNet Inc., a Delaware corporation ("ProNet" or the "Company"). The shares of Common Stock offered hereby (the "Offered Securities") were privately offered by the Company pursuant to acquisitions of paging businesses in a series of unrelated transactions that have occurred since June 30, 1994. See "Resales and Plan of Distribution" for information relating to such resales.

   SEE "RISK FACTORS" ON PAGE 11 FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

   The Offered Securities may be sold from time to time pursuant to this Prospectus by the Selling Stockholders. The Offered Securities may be sold by the Selling Stockholders in ordinary brokerage transactions, in transactions in which brokers solicit purchases, in negotiated transactions, or in a combination of such methods of sale, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. See "Plan of Distribution." The distribution of the Offered Securities is not subject to any underwriting agreement. The Company will receive no part of the proceeds of sales from the offering by the Selling Stockholders. All expenses of registration incurred in connection with this offering are being borne by the Company, but all selling and other expenses incurred by the Selling Stockholders will be borne by such Selling Stockholders. None of the securities offered pursuant to this Prospectus have been registered prior to the filing of the Registration Statement of which this Prospectus is a part.

   The Common Stock is quoted on The Nasdaq Stock Market. The last reported sale price of the Common Stock on September 29, 1995 was $29.125.

                             ____________________

             The date of this Prospectus is October 3, 1995

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM PRONET INC., 6340 LBJ FREEWAY, DALLAS, TEXAS 75240,
ATTENTION: GENERAL COUNSEL (TELEPHONE (214) 687-2000). IN ORDER TO INSURE TIMELY DELIVERY OF THE DOCUMENTS, POTENTIAL INVESTORS SHOULD ALLOW FIVE BUSINESS DAYS FOR DELIVERY. SEE "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE."

                           AVAILABLE INFORMATION

     No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus. If given or made, such representations must not be relied upon as having been authorized by the Company or any Selling Stockholder.
This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such State.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Branch of the Commission at 450 West Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which were omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

           INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

     (i)     Annual Report on Form 10-K for the fiscal year ended December 31,
             1994;

     (ii) Annual Report on Form 10-K/A for the fiscal year ended December 31, 1994;

     (iii) Annual Report on Form 10-K/A-2 for the fiscal year ended December 31, 1994;

     (iv)    Current Report on Form 8-K filed March 16, 1995;

     (v) Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1995;

     (vi)    Current Report on Form 8-K filed April 17, 1995;


     (vii)   Current Report on Form 8-K filed April 19, 1995;

     (viii)  Current Report on Form 8-K/A filed May 12, 1995;

     (ix)    Current Report on Form 8-K filed May 18, 1995;

     (x)     Current Report on Form 8-K filed May 19, 1995;

     (xi)    Current Report on Form 8-K/A filed June 2, 1995;

     (xii)   Current Report on Form 8-K filed June 2, 1995;

     (xiii) Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1995;

     (xiv)   Current Report on Form 8-K filed July 5, 1995;

     (xv)    Current Report on Form 8-K filed July 7, 1995;

     (xvi)   Current Report on Form 8-K filed September 15, 1995;

     (xvii)  Current Report on Form 8-K/A filed October 3, 1995;

     (xviii) The description of the Company's Common Stock contained in Item 1 of the Registration Statement on Form 8-A dated July 15, 1987, as amended by Form 8-A/A dated April 19, 1995; and

     (xix) The description of the Company's Series A Junior Participating Preferred Stock contained in Item 1 of the Registration Statement on Form 8-A dated April 7, 1995.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents which are incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Mark A. Solls, Vice President, General Counsel and Secretary, at the Company's principal executive offices.

                                THE COMPANY

     ProNet is one of the fastest growing wireless messaging providers in the United States. The Company focuses its activities in five geographic regions or communication "SuperCenters" centered around major metropolitan markets and population corridors, which generally have the demographics, market size, travel patterns and types of businesses that indicate significant potential demand for the Company's products and services. The Company is a leading provider of paging services in 12 major metropolitan markets in the United States, including New York, Chicago, Dallas/Fort Worth, Houston, Charlotte and Los Angeles. As of June 30, 1995, the Company had approximately 636,700 pagers in service. Upon completion of the acquisitions described herein, the Company will have approximately 960,000 paging subscribers, making it one of the five largest publicly traded paging companies in the United States.

     The Company was founded in 1982 with the purpose of providing paging services to hospitals, doctors and other healthcare providers. Prior to January 1994, the Company provided paging services solely to the healthcare industry. The Company is a solutions-oriented organization dedicated to customer service which has concentrated on identifying market opportunities in the wireless communications market where it can provide users with enhanced wireless services. See "--Enhanced Wireless Services and Products." By utilizing proprietary technologies to manage the under-served market of both the in-house and wide-area paging requirements of hospitals, the Company quickly became the premier provider of customized, enhanced wireless services to healthcare institutions in all of its major metropolitan markets. In 1988, the Company began to apply advanced wireless technology to the security business by marketing radio-activated electronic tracking systems to financial institutions. As of June 30, 1995, the Company's security systems consisted of 27,015 miniature radio transmitters, or "TracPacs," in service and served approximately 400 customers.

     In 1993, ProNet management recognized that the Company's operating expertise combined with its presence in major metropolitan markets presented an opportunity to capitalize on the growing demand for pagers among both business users and the population at large. The Company believes that much of the future growth in pagers in service will occur in large population centers where demand from both business and individual subscribers will be primarily for metropolitan and/or regional coverage. In 1994, the Company began to market to these constituents through both direct and reseller distribution channels and began to pursue acquisitions that complemented its existing market presence. As a result of the Company's recent acquisition strategy, the Company primarily provides pagers in the commercial marketplace.

     The Company's strategy is to achieve rapid growth of its subscriber base and expand service offerings while maintaining its low cost operating structure. The Company believes that by further developing its SuperCenters, it will continue to realize the benefits of operational consolidation while maintaining the flexibility to react to regional market developments. Key elements of the Company's operating strategy include:

          GEOGRAPHIC CONCENTRATION. ProNet management believes that focusing the Company's planned growth strategy around its SuperCenters allows the Company to receive the greatest benefit for each dollar invested and will most effectively address anticipated demand by new paging subscribers for metropolitan and/or regional coverage. ProNet ultimately intends to offer coverage to 60% of the United States population through its SuperCenters encompassing the Northeast (anchored by New York City), Midwest (anchored by Chicago), Southeast (anchored by Charlotte), South Central (anchored by Houston) and West (anchored by Los Angeles).

         SELECTIVE ACQUISITIONS. The Company believes that a substantial portion of its growth will be achieved through acquisitions of commercial paging companies in its SuperCenter regions. ProNet carefully screens and evaluates acquisition candidates according to their synergistic qualities such as technical and operational characteristics, frequency compatibilities, geographic coverage and distribution capabilities within the SuperCenter strategy. Through technical, operational and financial field teams, each new acquisition is quickly and thoroughly integrated into the existing SuperCenter operations to maximize cost savings and operating efficiencies. Since January 1, 1994, the Company has completed 11 acquisitions and signed definitive agreements or letters of intent with respect to 10 additional acquisitions that are expected to close in 1995 or the first quarter of 1996.

          INCREASE MARKET PENETRATION. ProNet intends to become a market leader in both its current and future markets by utilizing a variety of existing distribution channels and by continually exploring new channels. The Company uses its highly trained direct sales force to target businesses, medical institutions and individual customers. The Company also sells paging services through non-exclusive agreements with resellers or agents and through local and regional retailers. Emphasis on any one channel in a particular region is dictated by market characteristics and business opportunities. Based upon a June 1994, EMCI, Inc. industry survey, for the years 1990 to 1993 the Company maintained a monthly disconnect ("churn") rate significantly below the industry average. Churn is the number of customers discontinuing service each month as a percentage of the total subscriber base. ProNet's emphasis on customer service and system reliability is intended to enable the Company to continue to maintain this below average monthly churn rate and thereby further strengthen its market share within its SuperCenters. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

          COST EFFICIENT PROVIDER. The Company operates efficiently through consolidation of key operating functions in one location per SuperCenter and through the elimination of redundant operations in acquired companies. The Company believes that subscriber volume, automation and shared overhead will allow each SuperCenter to be one of the most cost efficient providers in its marketplace.

          ENHANCED WIRELESS SERVICES AND PRODUCTS. ProNet currently offers a number of enhanced wireless products and services. The Company's proprietary Intelligent Processing Terminal ("ipt") system for large corporate accounts is a multi-tasking wide-area communications system capable of managing a company's in-house and wide-area paging requirements within a single system. The Company also offers value-added paging services such as voice-mail, simultaneous group paging, news and sports highlights, stock quotes, remote alpha entry and other specialized marketing applications. ProNet's security systems, consisting of TracPacs and tracking receivers, provide a wireless solution to the specialized asset recovery needs of various governmental agencies and business customers. The Company expects to offer additional enhanced services and technologies as they become available.

     Wireless messaging is a high growth industry. Industry sources estimate that there are currently 25 million pagers in service in the United States, a penetration rate of 10% of the population. The number of pagers in service in the United States has grown at an annual rate of 15-20% since the early 1980s. Industry reports continue to project rapid growth for one-way pagers and other wireless messaging services. Factors contributing to this level of growth include (i) increasing mobility of the population, (ii) movement toward a service-based economy, (iii) growing consumer awareness of the benefits of mobile communications, (iv) technical advances in equipment and services offered, and (v) continuing price efficiencies in equipment and services offered.

     The Company was incorporated under Delaware law in 1982. The Company's principal executive office is located at 600 Data Drive, Suite 100, Plano, Texas 75075 and its telephone number is (214) 964-9500.

                                  ACQUISITIONS

     In 1993, as part of its overall strategy to capitalize on the growing demand for pagers among commercial users and consumers in general, the Company announced its plan to commence acquiring paging businesses within its SuperCenter regions. Since this announcement, the Company has purchased or entered into definitive agreements or letters of intent to purchase the paging operations described below:


                                    STATUS OF       PAGERS IN
ACQUISTION       LOCATION(S)        ACQUISITION     SERVICE(1)   PURCHASE PRICE
----------       ------------       -----------    -----------   --------------
COMPLETED
 ACQUISITIONS

Contact          New York City      Closed 3-1-94      91,000     $ 19.0 million

Radio Call       New York City      Closed 8-1-94      57,000     $  7.8 million

ChiComm          Chicago            Closed 8-1-94      30,000     $  9.8 million

High Tech        Chicago and Texas  Closed 12-31-94     2,000     $  0.9 million

Signet           Charlotte          Closed 3-1-95      30,000     $  9.0 million

Carrier          New York City      Closed 4-1-95      31,200     $  6.5 million

Metropolitan     Houston            Closed 5-3-95     150,000     $ 21.0 million

All City         Milwaukee          Closed 5-19-95     20,000     $  6.4 million

Americom         Houston            Closed 7-1-95      86,000     $ 17.5 million

Lewis            Georgia            Closed 9-1-95      15,000     $  5.6 million

Gold Coast       Florida            Closed 9-1-95       6,000     $  2.3 million

  Total Closed
   Acquisitions                                       518,200     $105.8 million
                                                      -------     --------------

PENDING
 ACQUISITIONS

Apple            Chicago            Letter of Intent              )
                                    signed 7-10-95     41,500     )
                                                                  )
Signet                                                            )
 Raleigh         Raleigh            Definitive Agreement          )
                                    signed 9-27-95     13,000     )
                                                                  )
Sun              Florida            Letter of Intent              )
                                    signed 7-26-95     12,000     )
                                                                  )
P&C              Houston            Letter of Intent              )
                                    signed 8-2-95          -0-(2) )
                                                                  )
Page One         Georgia            Letter of Intent              )
                                    signed 8-7-95      30,000     )     $ 74.9 million (3)
                                                                  )
Nationwide       Los Angeles        Letter of Intent              )
                                    signed 8-11-95     45,000     )
                                                                  )
Williams         Florida            Letter of Intent              )
                                    signed 8-16-95                )
                                                                  )
RCS              North Carolina     Letter of Intent              )
                                    signed 8-22-95     78,500(4)  )
                                                                  )
Total            Florida            Letter of Intent              )
                                    signed 8-22-95                )
                                                                  )
AGR              Florida            Letter of Intent              )
                                    signed 8-22-95                )



                                   STATUS OF     PAGERS IN
ACQUISITION       LOCATION(S)     ACQUISITION   SERVICE(1)    PURCHASE PRICE
----------       ------------     -----------   -----------    --------------
                                                ---------      --------------
Total Pending
 Acquisitions                                     220,000      $ 74.9 million
                                                ---------      --------------
Total
 Acquisitions                                     738,000      $181.8 million
                                                ---------      --------------
                                                ---------      --------------
-----------------------------

(1) As of the closing date or the date of execution of the definitive agreement or letter of intent, as applicable.

(2) P&C is currently the Company's largest reseller serving more than 40,000 subscribers in Texas.

(3) Represents aggregate purchase price for Apple, Signet Raleigh, Sun, P&C, Page One, Nationwide, Williams, RCS, Total and AGR.

(4)  Represents aggregate number of pagers for Williams, RCS, Total and AGR.


This portion of the text is a graphic depicting a map of the continental United States indicating the locations of the Company's SuperCenters in the Northeast Region (New York, NY -- 269,094 pagers in service), Southeast Region (Charlotte, NC -- 220,392 pagers in service), South Central Region (Houston, TX -- 276,114 pagers in service), Midwest Region (Chicago, IL -- 129,591 pagers in service), and West Region (Los Angeles -- 31,510 pagers in service).

              SUMMARY FINANCIAL AND OPERATING INFORMATION

     The following table presents summary financial data for the Company as of the dates and for the periods indicated. The financial data for the years ended December 31, 1990, 1991, 1992, 1993 and 1994 were derived from the audited consolidated financial statements of the Company. The financial data for the six months ended June 30, 1994 and 1995 have been derived from the Company's unaudited consolidated financial statements. The following information should be read in conjunction with the Company's pro forma condensed consolidated financial statements and the consolidated financial statements and related notes thereto incorporated by reference herein and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                                                                              SIX MONTHS ENDED
                                            YEARS ENDED DECEMBER 31,                               JUNE 30,
                             ---------------------------------------------------------   ----------------------------
                                                                                 PRO                            PRO
                                                                                FORMA                          FORMA
                               1990     1991       1992     1993     1994      1994 (1)    1994      1995     1995 (2)
                             -------  --------   --------  --------  --------  --------  --------  --------   --------
                                            (IN THOUSANDS, EXCEPT PERCENTAGE, RATIO, UNIT AND PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
  Service revenues (3)....   $13,028  $ 15,084   $ 16,845  $ 19,234  $ 33,079  $ 82,431  $ 13,461  $ 23,892   $43,207
  Product sales (4).........   1,581     1,466      1,855     2,040     6,639    19,877     1,931     4,669     9,895
                             -------  --------   --------  --------  --------  --------  --------  --------   --------
  Total revenues............  14,609    16,550     18,700    21,274    39,718   102,308    15,392    28,561    53,102
  Depreciation and
   amortization expense.....   3,308     3,748      4,077     4,656     8,574    25,346     3,438     6,461    12,427
  Operating income..........     556     1,223      1,834     2,732     3,189       374     1,426     1,399     1,659
  Interest expense..........     528       425        310       292     1,774    14,879       517     1,894     7,553
  Income (loss) before
   extraordinary item.......     215       794      1,754     1,574       693   (14,184)      933      (372)   (5,478)
  Net income (loss).........     395     1,312      1,754     1,574       693   (14,184)      933      (372)   (5,478)
  Net income (loss) per share:
   Before extraordinary item     .05       .20        .43       .40       .16     (3.22)      .11      (.05)     (.83)
   Net income (loss)........     .10       .33        .43       .40       .16     (3.22)      .11      (.05)     (.83)
OTHER DATA:
  Pagers in service at
   end of period............  88,759   103,157    114,356   130,000   353,830   915,168   235,903   636,701    960,398
  TracPacs in service at
   end of period............  11,544    13,846     19,210    25,841    27,595    27,595    26,767    27,015     27,015
  Pagers in service per
   employee (5).............     490       570        880     1,000     1,325     1,525     1,204     1,667      1,600
  ARPU-Paging (6)........... $ 11.51  $  10.64   $  10.48  $  10.23  $   8.31   $  7.09  $   9.31  $   6.79    $  7.10
  ARPU-TracPac (7)..........   14.25     15.00      14.75     15.90     16.52     16.52     15.68     16.18      16.18
  Operating, general and
   administrative costs
   per paging
   subscriber (8)...........    4.76      4.80       5.13      5.33      3.30      3.98      3.75      3.63       3.89
  EBITDA (9)................   3,864     4,971      5,911     7,388    11,763   $25,720     4,864     7,860    $14,086
  EBITDA margin (10)........      28%       32%        34%       36%       36%       31%       36%       33%        32%
  Capital expenditures (11). $ 4,708  $  4,193   $  5,523  $  5,497  $  5,777   $10,826  $  2,075  $  5,847    $ 7,822
  Ratio of total debt to
   EBITDA (12)..............     1.2x      1.0x       0.6x      0.5x      0.9x      5.8x      2.5x      7.3x       5.3x
    Ratio of EBITDA to
     interest expense.......     7.3      11.7       19.1      25.3       6.6       1.7       9.4       4.1        1.9

                                                                AS OF JUNE 30, 1995
                                                           ----------------------------
                                                           ACTUAL        PRO FORMA (14)
                                                           ------        --------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents....................           $ 48,725         $     --
  Working capital..............................             49,797            2,555
  Total assets.................................            168,509          221,480
  Total debt...................................            108,002          150,205
  Total liabilities............................            118,453          162,174
  Total shareholders' equity...................             50,056           59,306

(1) Gives effect to (a) the acquisition of Contact Communications, Inc. ("Contact") and Metropolitan Houston Paging Services, Inc. ("Metropolitan"), and the acquisition of the paging assets of Radio Call Company, Inc. ("Radio Call"), the RCC division of Chicago Communication Service, Inc. ("ChiComm"), High Tech Communications Corp. ("High Tech"), Carrier Paging Systems, Inc. ("Carrier"), Signet Paging of Charlotte, Inc. ("Signet"), All City Communication Company, Inc. ("All City"), Americom Paging Corporation ("Americom"), Gold Coast Paging, Inc. ("Gold Coast") and Lewis Paging, Inc. ("Lewis" and, together with Contact, Metropolitan, Radio Call, ChiComm,
High Tech, Carrier, Signet, All City, Americom and Gold Coast, the "Completed Acquisitions") and (b) the acquisition of Apple Communication, Inc. ("Apple"), Williams Metro Communications Corp. and affiliates ("Williams"), Total Communications, Inc. ("Total"), and A.G.R. Electronics, Inc. and affiliates ("AGR") and the paging assets of Signet of Raleigh, Inc. ("Signet Raleigh"), Sun Paging Communications ("Sun"), Paging and Cellular of Texas
(a sole proprietorship) ("P&C"), Cobbwells, Inc. dba Page One Communications ("Page One"), Nationwide Paging, Inc. ("Nationwide"), and RCS paging, a division of Reisenweaver Communications, Inc. ("RCS" and, together with Apple, Williams, Total, AGR, Signet Raleigh, Sun, P&C, Page One and Nationwide, the "Pending Acquisitions") as if they had occurred at the beginning of the period presented and assumes that they were funded with a portion of the proceeds of the Company's recently completed offering of $100,000,000 in principal amount of Senior Subordinated Notes due 2005 (the "Subordinated Notes"). The Completed Acquisitions and the Pending Acquisitions are collectively referred to as the "Acquisitions."

(2) Gives effect to the acquisitions of Carrier, Signet, Metropolitan, All City, Americom, Gold Coast, Lewis and the Pending Acquisitions as if they had occurred at the beginning of the period presented, and assumes that they were funded with the proceeds of the offering of the Suborinated Notes.

(3) Service revenues consist of fixed monthly, quarterly, annual and bi-annual service and leasing fees.

(4) Product sales include pager and paging equipment sales and other security systems' income.

(5) Calculated by dividing pagers in service at the beginning of such month by the number of employees at the end of the period presented. This calculation excludes employees directly related to the security systems business.

(6) ARPU-Paging (average revenue per paging unit) is calculated by dividing paging systems' service revenues for the last month in the period by the number of pagers in service at the beginning of such month.

(7) ARPU-TracPac (average revenue per TracPac unit) is calculated by dividing security systems' service revenues for the last month in the period by the number of TracPacs in service at the beginning of such month.

(8) Calculated by dividing the sum of the cost of pager lease and access fees and general and administrative expenses for the last month in the period by the number of pagers in service at the beginning of such month.

(9) EBITDA is earnings before other income (expense), income taxes, depreciation and amortization expense. Other income (expense) consists primarily of interest expense. EBITDA does not represent cash flows as defined by generally accepted accounting principles and does not necessarily indicate that cash flows are sufficient to fund all of the Company's cash needs. EBITDA should not be considered in isolation or as a substitute for net income, cash from operating activities or other measures of liquidity determined in accordance with generally accepted accounting principles.

(10) Calculated by dividing EBITDA by the remainder of total revenues less cost of products sold for the period presented.

(11) Excludes acquisition costs.

                                      -9-


(12) Calculated by dividing total debt at the end of the period by EBITDA for the 12 months ended on the last day of the period except the pro forma ratio for the six months ended June 30, 1995 is based on annualized EBITDA.

(13) Gives effect to the acquisitions Americom, Gold Coast, Lewis and the Pending Acquisitions as if they had occurred on June 30, 1995, as adjusted to reflect the sale of the Subordinated Notes and the application of the net proceeds therefrom.

                                  RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY BY EACH PROSPECTIVE PURCHASER OF COMMON STOCK.

ACQUISITION AND GROWTH STRATEGY


     The Company intends to continue to pursue an aggressive acquisition strategy. Since January 1, 1994, the Company has purchased 11 paging operations and signed definitive agreements or letters of intent to purchase 10 more companies, representing approximately 738,000 pagers in service in the aggregate. No assurances can be given that the Pending Acquisitions will be consummated, that further suitable acquisition candidates can be found or purchased on favorable terms, or that the Pending Acquisitions, if completed, will be successful. Moreover, there can be no assurance that the Company will be able to integrate the paging operations of each of the acquired companies successfully. If the Company is not successful in integrating such paging operations, the business of the Company may be adversely affected. In addition, integration of new acquisitions may, at least in the short term, have an adverse impact upon the Company's operations.

     Prior to 1994, the Company delivered paging services solely to members of the healthcare industry. However, most of the Company's growth since January 1994 has resulted from, and much of the Company's future growth is expected to result from, the addition of non-healthcare subscribers, such as small businesses and individual consumers, many of whom will purchase and maintain their own pagers rather than lease their pagers from the Company. This may tend to reduce the Company's average revenue per unit ("ARPU") because such subscribers will not generate leasing revenues. The combined lease and access fee of a single leased pager currently ranges from approximately $3.00 to $45.00 per month, depending upon the type of pager and optional features selected. The Company charges a monthly access fee for service to each customer owned and maintained ("COAM") pager of from $2.00 to $18.00.

     The following table sets forth as of December 31, 1992, 1993 and 1994 and June 30, 1995 the respective numbers and percentages of pagers that are
(i) serviced and owned by the Company, (ii) serviced by the Company and owned by subscribers and (iii) serviced by the Company through resellers and owned by the resellers or their subscribers.


                                                       OWNERSHIP OF PAGERS IN SERVICE
                             --------------------------------------------------------------------------------
                                                      DECEMBER 31,                               JUNE 30,
                             --------------------------------------------------------------------------------
                                    1992                 1993                1994(1)              1995(2)
                             -----------------    ------------------    ------------------    ---------------
                             Number    Percent    Number     Percent    Number     Percent    Number  Percent
                             ------    -------    ------     -------    ------     -------    ------  -------

Company owned and leased
  to subscribers . . . . . . 93,772      82%      106,600      82%      165,359      47%      216,797   34%
Subscriber owned (COAM). . . 20,584      18        23,400      18        20,163       6        31,453    5
Resellers. . . . . . . . . .   --         --         --         --      168,308      47       388,451   61
                            -------     ----      -------     ----      -------     ---       -------  ----
      Total. . . . . . . . .114,356     100%      130,000     100%      353,830     100%      636,701  100%
                            =======     ====      =======     ====      =======     ====      =======  ====

(1) Includes approximately 180,000 pagers in service acquired in the Contact, Radio Call, ChiComm and High Tech acquisitions in 1994.

(2) Includes approximately 231,200 pagers in service acquired in the Signet, Carrier, All City and Metropolitan acquisitions in 1995.


See "Summary Financial and Operating Information." Marketing and providing paging services to such businesses and consumers can vary significantly from marketing and providing such services to healthcare subscribers. No assurances can be given that the Company will be successful in the general marketplace. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

HIGH DEGREE OF LEVERAGE; RESTRICTIONS IMPOSED BY LENDERS

     The Company is highly leveraged. At June 30, 1995, after giving pro forma effect to the acquisitions of Americom, Gold Coast, Lewis and the Pending Acquisitions and the offering of the Subordinated Notes and the application of the net proceeds therefrom, the Company would have had approximately $150 million of debt outstanding and the Company's long-term debt as a percentage of total capitalization would have been 72%.


     The Company's high degree of leverage will have important consequences to the Company, including the following: (i) the ability of the Company to obtain additional financing in the future for acquisitions, working capital, capital expenditures or other purposes, should it need to do so, may be impaired; (ii) a substantial portion of the Company's cash flow from operations will be required to be dedicated to the payment of the Company's interest expense, which will reduce the funds available to the Company for its operations and future business opportunities; (iii) the Company may be more highly leveraged than some of its competitors, which may place it at a competitive disadvantage; and (iv) the Company's high degree of leverage may make it more vulnerable to a downturn in its business or the economy generally.


     The Company's credit facility (the "Credit Facility") and the Indenture governing the Subordinated Notes (the "Indenture") contain financial and operating covenants including, among other things, requirements that the Company maintain certain financial ratios and satisfy certain financial tests and limitations on the Company's ability to incur other indebtedness, pay dividends, engage in transactions with affiliates, sell assets and engage in mergers and consolidations and other acquisitions. If the Company fails to comply with these covenants, the lenders will be able to accelerate the maturity of the applicable indebtedness.

FUTURE PROFITABILITY

     The Company has been profitable in each of the last five years. However, the Company anticipates incurring significantly greater depreciation, amortization and interest expenses in future periods as a result of the Company's recent and planned acquisitions of commercial paging companies and the offering of the Subordinated Notes. Such increased expenses will reduce net income and may contribute to the Company's incurrence of losses in future periods. In any event, no assurances can be given that the Company will continue to achieve profitability. See "Summary Financial and Operating Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SUBSCRIBER TURNOVER


     The results of operations of paging service providers such as the Company may be significantly affected by subscriber cancellations. In order to realize net growth in pagers in service, disconnected users must be replaced and additional users must be added. However, the sales and marketing costs associated with attracting new subscribers are substantial relative to the costs of providing service to existing customers. Although the Company's current disconnect rate is below the industry average, the Company anticipates that, as the number of its commercial subscribers increases, it will experience a higher disconnect rate in the future among small businesses, individual consumers and other non-healthcare subscribers than it has experienced historically, primarily because commercial subscribers tend to disconnect their paging services more frequently than do healthcare subscribers. A significant increase in the Company's subscriber cancellation rate may adversely affect the Company's operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION AND TECHNOLOGICAL CHANGE

     The Company faces direct competition in all of its paging markets. Competition for subscribers to the Company's paging services in most geographic markets is based primarily on the price and quality of services offered and the geographic area covered. Some of the Company's competitors, which include certain national and regional paging companies and Regional Bell Operating Companies, possess greater financial and other resources than the Company. There can be no assurance that additional competitors will not enter markets served by the Company or that the Company will be able to continue to compete successfully. In addition, the telecommunications industry is characterized by rapid technological change. Future technological advances in the industry may result in the availability of new services or products that could compete directly with the services and products being provided or developed by the Company. Recent and proposed regulatory changes by the Federal Communications Commission (the "FCC") are aimed at encouraging such new services and products. Moreover, changes in technology could lower the cost of competitive services and products to a level at which the Company's services and products would become less competitive or the Company would be required to reduce the prices of its services and products. There can be no assurance that the Company will be able to develop or introduce new services and products to remain competitive or that the Company will not be adversely affected in the event of such technological developments.


GOVERNMENT REGULATION

     The paging industry is subject to regulation by the FCC and, depending on the jurisdiction, may be regulated by state regulatory agencies. There can be no assurance that either the FCC or those state agencies having jurisdiction over the Company's business will not adopt regulations or take other actions that would adversely affect the business of the Company.

RELIANCE ON SELECT GROUP OF EXECUTIVES

     The Company believes that its success will depend to a significant extent on the efforts and abilities of a relatively small group of executive personnel. The loss of services of one or more of these key executives could adversely affect the Company. The Company does not maintain "key man" life insurance policies on its executives. However, the Company has entered into three-year employment agreements with Jackie R. Kimzey, the Company's Chairman and Chief Executive Officer, and David J. Vucina, the Company's President and Chief Operating Officer.

                              CAPITALIZATION


   The following table sets forth the capitalization of the Company at June 30, 1995 on (a) an historical basis and (b) on a pro forma basis to give effect to the acquisition of Americom, Gold Coast, Lewis and the Pending Acquisitions as if they had occurred on June 30, 1995. See "Use of Proceeds."



                                                AS OF JUNE 30, 1995
                                      --------------------------------------

                                      ACTUAL     PRO FORMA(1)
                                      -------   --------------
                                          (IN THOUSANDS)
Cash and cash equivalents...........  $ 48,725     $     --
                                      ========     ========
Deferred payments (2)...............  $  8,719     $ 25,929
Credit Facility.....................        --       24,993
11 7/8% Senior Subordinated
 Notes due 2005.....................    99,283       99,283
                                      --------     --------
    Total debt......................   108,002      150,205
                                      --------     --------
Shareholders' equity:
  Preferred Stock, par value $1.00
   per share; 5,000,000 shares
   authorized; no shares issued or
   outstanding......................        --
  Common Stock, par value $.01 per
   share; 20,000,000 shares
   authorized; 6,198,881 shares
   issued and outstanding (3).......        66           70

  Less treasury stock at cost.......    (1,430)      (1,430)
  Additional capital (3)............    49,729       58,975
  Retained earnings.................     1,691        1,691
                                      --------     --------
    Total shareholders' equity......    50,056       59,306
                                      --------     --------
  Total capitalization..............  $158,058     $209,511
                                      ========     ========

___________

     (1) Gives effect to the acquisition of Americom, Gold Coast, Lewis and the Pending Acquisitions as if they had occurred on June 30, 1995.

     (2) Assuming the completion of all of the Pending Acquisitions, the Company will have deferred payment obligations (the "Deferred Payments") aggregating $25.9 million in respect of certain of the Acquisitions. The Deferred Payments constitute Senior Debt and are due and payable one year from the closing of the respective Acquisitions. The Company has the option to issue Common Stock in lieu of cash for each Deferred Payment.

      (3) Assuming the completion of all of the Pending Acquisitions, the Company will issue approximately 437,000 shares of Common Stock (based on the closing price of the Company's Common Stock on or before June 30, 1995) in order to satisfy an aggregate of $9.3 million in purchase price obligations, to be paid upon the closing thereof.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

      The Company provides wireless messaging services through its paging and security systems operations. Until 1994, paging services were provided solely to members of the healthcare industry. Beginning in 1994, the Company broadened its paging focus through the acquisition of paging businesses serving the general commercial marketplace. As a result of completed and anticipated acquisitions, the Company's results of operations for prior periods may not be indicative of future performance.

     In both its paging and security systems operations, the Company builds and operates communications systems and generates revenues from the sale and lease of pagers, IPT systems and security devices and related access fees. The Company's revenues are derived primarily from fixed monthly, quarterly, annual and bi-annual fees charged to customers for paging and security tracking services. While a subscriber remains in service, operating results benefit from this recurring monthly revenue stream with minimal requirements for additional selling expenses or other fixed costs. However, certain variable costs such as telephone and equipment charges are directly related to the number of pagers in service.

     Each month a percentage of the customer base disconnects service for a variety of reasons. ProNet does, however, place substantial emphasis on customer care and quality of service and as a result currently has one of the lowest average monthly disconnect ("churn") rates in the paging industry - approximately 2%, compared to an industry average of approximately 2.9%. In the future, the Company expects that it will experience a higher churn rate among small businesses, individual consumers and other subscribers than it has experienced historically with its healthcare subscribers. The Company's monthly churn rate in the security tracking business is lower than in its paging business - currently approximately 0.7%.

     Currently, service revenues consist of two components - service fees and unit leasing fees. As the Company pursues its strategy of expanding into new markets, increasing its coverage within its existing service areas and broadening its customer base and distribution channels, the percentage of customers who own and maintain ("COAM") their paging equipment rather than leasing it from the Company is likely to increase. This, together with competitive factors, may result in declining service revenues per subscriber since these customers will not pay a leasing fee as part of their monthly charge. However, the Company will not incur the capital costs related to these COAM pagers. Additionally, average revenue per unit ("ARPU") for pagers served through resellers is lower than for direct sales due to the wholesale rates charged to this distribution channel. Such resellers do, however, assume all selling, marketing, subscriber management and related costs that would otherwise be incurred by the Company.

     Product sales and costs are also likely to increase as the business mix shifts in favor of COAM units. The Company's objective is to break even on product sales, but it may selectively offer discounts due to promotional offers or competitive pressures.

     The Company currently enjoys low operating costs per unit due to the efficiency of its operations. It expects that the development of its business around its SuperCenters will result in substantial economies of scale and consolidation of operating and selling expenses that will help it retain this competitive advantage.

     Earnings before other income (expense), income taxes, depreciation and amortization ("EBITDA") is a standard measure of operating performance in the paging industry. The Company's EBITDA has grown at a compound annual rate of over 30% over the past four years. EBITDA growth is expected to continue although near term margins may be slightly impacted by start-up costs associated with certain SuperCenters and the buildout of existing and acquired frequencies in its marketplaces. The Company, unlike a number of its competitors, has generated net income in recent years. It should be noted, however, that non-cash and financing-related charges for the Company's acquisition program have the potential to negatively impact earnings in the future.

     The following discussion and analysis of financial condition and results of operations includes the historical results of operations of the Company and the results of operations of Contact, Radio Call, ChiComm, High Tech, Signet, Carrier, Metropolitan and All City from their respective dates of acquisition. The results of operations of Americom, Lewis, Gold Coast and the Pending Acquisitions are not reflected in this discussion.

PAGING SYSTEMS' RESULTS OF OPERATIONS FOR THE
SIX MONTHS ENDED JUNE 30, 1995 AND 1994

     Net revenues and gross margin for paging systems consisted of the following:



                                                                                                    SIX MONTHS ENDED JUNE 30,
                                                                                               -----------------------------------
                                                                                                 1995                   1994
                                                                                               -------------         -------------
                                                                                                         (IN THOUSANDS)
Revenues
     Pager lease and access fees..........................................                      $   21,278         $   10,984
     Product sales........................................................                           4,532              1,850
                                                                                                  --------           --------
Total revenues............................................................                          25,810             12,834
Cost of products sold.....................................................                           4,532              1,825
                                                                                                    ------              -----
Net revenues (1)..........................................................                          21,278             11,009
Cost of pager lease and access fees.......................................                           5,355              2,960
                                                                                                     -----              -----
Gross margin..............................................................                          15,923              8,049
Sales and marketing expenses..............................................                           3,271              2,675
General and administrative expenses.......................................                           6,434              1,912
Depreciation and amortization expense.....................................                           5,632              2,680
                                                                                                   -------            -------
Operating income..........................................................                         $   586            $   782
                                                                                                   -------            -------
                                                                                                   -------            -------
EBITDA....................................................................                         $ 6,218            $ 3,462
                                                                                                   -------            -------
                                                                                                   -------            -------

-------------------------------
(1) Net revenues represent revenues from services, rent and maintenance plus product sales less cost of products sold.



     PAGING SYSTEMS' NET REVENUES for the six months ended June 30, 1995 increased to $21.3 million, compared to $11.0 million for the comparable period in 1994. Pager lease and access fees increased approximately 94%, to $21.3 million for the six months ended June 30, 1995, compared to $11.0 million for the comparable period in 1994. This increase was primarily the result of a 170% increase in pagers in service to 636,701 at June 30, 1995 from 235,903 at June 30, 1994. The increase in pagers in service was primarily the result of the acquisitions of Radio Call, ChiComm, and High Tech in 1994 and the acquisitions of Signet, Carrier, All City and Metropolitan during the first two quarters of 1995. In 1994 and 1995, most of the Company's growth in pagers in service has been from acquisitions. In addition, internal growth accounted for approximately 45,000 pagers in service during the six months ended June 30, 1995, representing an annual growth rate of approximately 20%. The Company believes that this internal growth rate will increase due to continued commercial paging activity.

     ARPU was $6.79 for the month of June 1995 compared to $9.31 for the month of June 1994. This decrease was due to the Company's continued acquisition of commercial paging businesses, which traditionally have lower ARPU than healthcare operations since most commercial pagers are COAM and do not generate leasing fees. The Company believes that ARPU will continue to decrease, although at a slower rate upon completion of the Pending Acquisitions, as the Company continues to become more involved in the commercial paging business and expands its reseller operations, which tend to generate lower revenues per subscriber.

     PRODUCT SALES LESS COST OF PRODUCTS SOLD were at breakeven for the six months ended June 30, 1995, compared to a gain of $25,000 for the comparable
period in 1994.   In certain of the Company's markets, pagers are being sold at a slight loss in order to gain market share. As the Company's commercial operations continue to grow, management anticipates that product sales will increase but that margins on these sales will be lower than were achieved prior to 1994 in the healthcare industry. Management also anticipates that the Company's margins may vary from market to market due to competition and other factors.

     RECLASSIFICATION OF COSTS. During 1994, the Company restructured its technical, sales and operational functions into its decentralized SuperCenter strategy. To reflect this restructuring financially, certain costs that were previously classified as cost of pager lease and access fees and sales and marketing expenses in 1994 were reclassified to general and administrative expenses in 1995. In the aggregate, costs of pager lease and access fees, sales and marketing expenses and general and administrative expenses increased by 100% for the six months ended June 30, 1995, compared to the same period last year as a result of the Company's internal growth and acquisitions. In total, these costs were $15.1 million (71% of paging systems' net revenues) for the six months ended June 30, 1995, compared to $7.5 million (69% of paging systems' net revenues) for the comparable period in 1994. The increase in these costs as a percentage of net revenues is the result of increased expenses related to the buildout of the Company's regional SuperCenters.
These expenses as a percentage of net revenues should decline in the future as new acquisition companies are integrated into the existing SuperCenters.

     PAGING SYSTEMS' GROSS MARGIN (net revenues less cost of pager lease and access fees) was $15.9 million (75% of paging systems' net revenues) for the six months ended June 30, 1995, compared to $8.0 million (73% of paging systems' net revenues) for the comparable period in 1994. The increase in gross margin was due to the reclassification of certain operating expenses described above. The Company believes that the margin on net revenues will decrease in the near future as an increasing number of the Company's customers elect to purchase their paging equipment resulting in a corresponding decrease in ARPU as discussed above. In addition, cost of pager lease and access fees increased to $5.4 million for the six months ended June 30, 1995, compared to $3.0 million for the comparable period in 1994, as a result of the increased costs of servicing new customers added through both internal growth and acquisitions.

     PAGING SYSTEMS' SALES AND MARKETING EXPENSES were $3.3 million (15% of paging systems' net revenues) for the six months ended June 30, 1995, compared to $2.7 million (24% of paging systems' net revenues) for the comparable period of the prior year. The decrease as a percentage of paging systems' net revenues was due to the reclassification of certain operating expenses described above. These expenses are not expected to change significantly in the future as a percentage of paging systems' net revenues.

     PAGING SYSTEMS' GENERAL AND ADMINISTRATIVE EXPENSES were $6.4 million (30% of paging systems' net revenues) for the six months ended June 30, 1995, compared to $1.9 million (17% of paging systems' net revenues) for the comparable period in 1994. The increase as a percentage of paging systems' net revenues was due to the reclassification of certain operating expenses described above, plus the cost of additional management hired in the fourth quarter of 1994 and the first half of 1995, offset by savings resulting from consolidating the paging operations into the Company's SuperCenters. The Company anticipates that paging systems' general and administrative expenses will continue to grow but at a lesser rate than increases in paging systems' net revenues, as a result of general and administrative expenses being amortized across a larger subscriber base as well as savings resulting from the consolidation of acquisitions.

     PAGING SYSTEMS' DEPRECIATION AND AMORTIZATION EXPENSES are better expressed as a percentage of paging systems' service revenues since product sales do not require any capital investment. Paging systems' depreciation and amortization expenses as a percentage of paging service revenues for the six months ended June 30, 1995, were 26%, compared to 24%, for the comparable period in 1994.
The increase is due to the amortization of intangibles arising from acquisitions. The Company believes that this trend in depreciation and amortization expenses as a percentage of paging systems' service revenues will continue in the short term as a result of acquisitions and continued capital investment in paging equipment to support the Company's growth.

     EBITDA for the paging systems' operations was $6.2 million (29% of paging systems' net revenues) for the six months ended June 30, 1995, compared to $3.5 million (31% of paging system's net revenues) for the comparable period in 1994. Consolidation savings in general and administrative expenses were offset by lower margins on product sales. The Company believes EBITDA may decrease in the short term due to increased commercial paging activity as a result of internal growth and future acquisitions of commercial paging operations, but will thereafter increase over time as the Company integrates the acquired operations and achieves resulting economies of scale and operating efficiencies.

SECURITY SYSTEMS' RESULTS OF OPERATIONS FOR THE
SIX MONTHS ENDED JUNE 30, 1995 AND 1994

     Security systems' net revenues and gross margin consisted of the following:



                                                                                                    SIX MONTHS ENDED JUNE 30,
                                                                                               ----------------------------------
                                                                                                     1995                1994
                                                                                               --------------   -----------------
                                                                                                         (IN THOUSANDS)
Revenues
     Security systems' equipment fees........................................                       $2,614              $2,477
     Other security systems' income..........................................                          137                  81
                                                                                                    ------              ------
Total revenues...............................................................                        2,751               2,558
Cost of other security systems...............................................                           63                  30
                                                                                                        --                  --
Net revenues(1)..............................................................                        2,688               2,528
Cost of security systems' equipment services.................................                          539                 617
                                                                                                       ---                 ---
Gross margin.................................................................                        2,149               1,911
Sales and marketing expenses.................................................                          141                 127
General and administrative expenses..........................................                          365                 382
Depreciation and amortization expense........................................                          830                 758
                                                                                                    ------              ------
Operating income.............................................................                      $   813             $   644
                                                                                                   -------             -------
                                                                                                   -------             -------
EBITDA.......................................................................                      $ 1,643             $ 1,402
                                                                                                   -------             -------
                                                                                                   -------             -------

-------------------------------
(1) Net revenues represent revenues from services, rent and maintenance plus other security systems' income less cost of other security systems income.



     SECURITY SYSTEMS' EQUIPMENT FEES increased to $2.6 million for the six months ended June 30, 1995, from $2.5 million for the comparable period in 1994. The increase was due to the installation of two new systems since June 30, 1994, as well as expansion and additional penetration in existing markets. The number of TracPacs in service increased from 26,767 at June 30, 1994 to 27,015 at June 30, 1995.

     OTHER SECURITY SYSTEMS' INCOME LESS COST OF OTHER SECURITY SYSTEMS was $74,000 for the six months ended June 30, 1995 compared to $51,000 for the comparable period in 1994. Net revenues fluctuate depending on the type and volume of equipment sold. The Company does not anticipate significantly increasing this area of security systems operations.

     SECURITY SYSTEMS' GROSS MARGIN was $2.1 million (80% of security systems' net revenues) for the six months ended June 30, 1995, compared to $1.9 million (76% of security systems' net revenues) for the comparable period in 1994. The increase as a percentage of net revenues is due to additional product sales in the first quarter of 1995. The Company anticipates that these margins will increase slightly above the margin for the six months ended June 30, 1994 in the near future as more subscribers are added to existing systems and as systems are installed in new or existing markets.

     SECURITY SYSTEMS' SALES AND MARKETING EXPENSES were $141,000 for the six months ended June 30, 1995 (5% of security systems' net revenues), compared to $127,000 for the comparable period in 1994 (5% of security systems' net revenues). The Company currently anticipates hiring additional management in the near future to accelerate the growth of security systems' net revenues. Therefore, these expenses should grow at or slightly above the rate of growth in the related security systems' net revenues and therefore should increase slightly as a percentage of these revenues.

     SECURITY SYSTEMS' GENERAL AND ADMINISTRATIVE EXPENSES were $365,000 (14% of security systems' net revenues) for the six months ended June 30, 1995, compared to $382,000 (15% of security systems' net revenues) for the comparable period in 1994. This decrease in general and administrative expenses was the result of the decreased burden of corporate overhead as a result of the Company's expanded paging operations. The Company currently believes that general and administrative expenses will grow at a slower rate than security systems' net revenues and therefore should represent a decreasing percent of such revenues.

     SECURITY SYSTEMS' DEPRECIATION AND AMORTIZATION EXPENSES are better expressed as a percentage of service revenues since product sales do not require any capital investment. Security systems' depreciation and amortization expenses as a percentage of service revenues for the six months ended June 30, 1995 were 32%, compared to 31%, for the comparable period in 1994. These increases were a result of the capital investment necessary to support the expansion into new markets as well as growth within existing markets. The Company believes that this trend in depreciation and amortization should continue due to the relationship of capital investment to service revenue.

     EBITDA for the security systems' operations was $1.6 million (61% of security systems' net revenues) for the six months ended June 30, 1995, compared to $1.4 million (55% of security systems' net revenues) for the same period in 1994. This increase was primarily due to decreases in general and administrative expenses as described above.

PAGING SYSTEMS' RESULTS OF OPERATIONS FOR THE
YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994



                                                                                                         YEARS ENDED DECEMBER 31,
                                                                                                    --------------------------------
                                                                                                         1992      1993      1994
                                                                                                    ----------- --------- ----------
                                                                                                              (IN THOUSANDS)
Revenues
     Pager lease and access fees......................................................                 $13,969   $14,853   $28,015
     Product sales....................................................................                   1,613     1,554     6,506
                                                                                                       -------   -------   -------
Total revenues........................................................................                  15,582    16,407    34,521
Cost of products sold.................................................................                     894       794     6,605
                                                                                                       -------   -------   -------
Net revenues(1).......................................................................                  14,688    15,613    27,916
Cost of pager lease and access fees...................................................                   3,889     4,119     7,972
                                                                                                       -------   -------   -------
Gross margin..........................................................................                  10,799    11,494    19,944
Sales and marketing expenses..........................................................                   3,444     3,736     6,530
General and administrative expenses...................................................                   2,639     2,908     4,713
Depreciation and amortization expense.................................................                   3,025     3,333     7,017
                                                                                                       -------   -------   -------
Operating income......................................................................                $  1,691  $  1,517  $  1,684
                                                                                                       -------   -------   -------
                                                                                                       -------   -------   -------
EBITDA................................................................................                $  4,716  $  4,850  $  8,701
                                                                                                       -------   -------   -------
                                                                                                       -------   -------   -------

-------------------------------
(1) Net revenues represent revenues from services, rent and maintenance plus product sales less cost of products sold.



     PAGING SYSTEMS' NET REVENUES increased in each of the last three years compared to prior years. These increases were attributable primarily to a growing subscriber base achieved through greater market penetration in existing markets and the acquisitions of Contact, Radio Call and ChiComm in 1994.
Pager lease and access fees increased from $14.0 million in 1992 to $14.9 million in 1993 and to $28.0 million in 1994. This increase from 1993 to 1994 was primarily due to a 172% increase in pagers in service to 353,830 at December 31, 1994, from 130,000 at December 31, 1993. The increase in pagers in service was primarily due to such acquisitions. In addition, internal growth accounted for approximately 38,000 units during 1994, which represents an annualized internal growth rate of approximately 16%.

     ARPU was $10.48, $10.23, and $8.31 for the months of December 1992, 1993 and 1994, respectively. This decrease was primarily due to the acquisition of commercial paging businesses in 1994, which traditionally have lower ARPU than healthcare operations since most commercial pagers are COAM and do not generate leasing fees.

     PRODUCT SALES LESS COST OF PRODUCTS SOLD was $719,000 in 1992, $760,000 in 1993 and ($99,000) in 1994. Historically, the Company has primarily leased equipment to customers rather than selling it, whereas the industry trend is towards increased COAM pagers. In certain markets, pagers are being sold at a slight discount to cost in order to gain market share. As commercial operations continue to grow, management anticipates that product sales will increase but that margins on these sales will be lower than have been achieved prior to 1994 in the healthcare industry. Management also anticipates that margins may vary from market to market due to competition and other factors.

     PAGING SYSTEMS' GROSS MARGIN (net revenues less related cost of pager lease and access fees) increased from $10.8 million (73% of paging systems' net revenues) in 1992 to $11.5 million (74% of paging systems' net revenues) in 1993 and to $19.9 million (71% of paging systems' net revenues) in 1994. The margin on net revenue decreased in 1994 due to the transition into the commercial paging marketplace, which resulted in lower ARPU as well as a slight loss on product sales.

     PAGING SYSTEMS' SALES AND MARKETING EXPENSES were $3.4 million (23% of paging systems' net revenues) in 1992, $3.7 million (24% of paging systems' net revenues) in 1993 and $6.5 million (23% of paging systems' net revenues) in 1994.

     PAGING SYSTEMS' GENERAL AND ADMINISTRATIVE EXPENSES were $2.6 million (18% of paging systems' net revenues) in 1992, $2.9 million (19% of paging systems' net revenues) in 1993 and $4.7 million (17% of paging systems' net revenues) in 1994. The percentage decrease was due to savings resulting from the consolidation of certain of the Completed Acquisitions' paging operations into the Company's SuperCenters.

     PAGING SYSTEMS' DEPRECIATION AND AMORTIZATION EXPENSES are better expressed as a percentage of paging systems' service revenues since product sales do not require any capital investment. Paging systems' depreciation and amortization expenses were $3.0 million, $3.3 million and $7.0 million in 1992, 1993 and 1994, respectively, which, as percentages of paging systems' service revenue, were 22% for 1992 and 1993 and 25% in 1994. The increase was primarily due to the amortization of intangibles arising from the Completed Acquisitions in 1994.

     EBITDA for the paging systems' operations was approximately $4.7 million (32% of paging systems' net revenues), $4.9 million (31% of paging systems' net revenues) and $8.7 million (31% of paging systems' net revenues) for 1992, 1993 and 1994, respectively. Consolidation savings in general and administrative expenses were offset by lower margins on product sales for Contact, Radio Call and ChiComm, which sell pagers at a lower margin or at a slight discount to cost compared to the Company's healthcare communications operations.

SECURITY SYSTEMS' RESULTS OF OPERATIONS FOR THE YEARS ENDED
DECEMBER 31, 1992, 1993 AND 1994



                                                            YEARS ENDED DECEMBER 31,
                                                     ---------------------------------------
                                                       1992           1993           1994
                                                     ---------     ----------     ----------
                                                                 (IN THOUSANDS)

REVENUES
  Security systems' equipment fees                   $ 2,876        $ 4,381        $ 5,064
  Other security systems' income                         242            486            133
                                                     -------       --------       --------
Total revenues                                         3,118          4,867          5,197
Cost of other security systems                           192            162             39
                                                     -------       --------       --------
Net revenues(1)                                        2,926          4,705          5,158
Cost of security systems' equipment services             819            983          1,213
                                                     -------       --------       --------
Gross margin                                           2,107          3,722          3,945
Sales and marketing expenses                             248            314            207
General and administrative expenses                      665            871            676
Depreciation and amortization expense                  1,051          1,323          1,557
                                                     -------       --------       --------
Operating income                                     $   143        $ 1,214        $ 1,505
                                                     -------       --------       --------
                                                     -------       --------       --------
EBITDA                                               $ 1,194        $ 2,537        $ 3,062
                                                     -------       --------       --------
                                                     -------       --------       --------
-------------------------------
(1)  Net revenues represent revenues from services, rent and maintenance plus other security systems' income less cost of other security systems' income.

     SECURITY SYSTEMS' EQUIPMENT FEES increased in each of the last three years. These increases were attributable primarily to installation of new systems in each year, as well as further market penetration in existing markets. The Company installed four systems in 1992, four in 1993 and two in 1994. The number of TracPacs in service at the end of 1994 was 27,595, an increase of 7% over the end of 1993. The number of TracPacs in service at the end of 1993 was 25,841, an increase of 35% over the end of 1992.

     OTHER SECURITY SYSTEMS' INCOME LESS COST OF OTHER SECURITY SYSTEMS for 1992, 1993 and 1994 consisted primarily of miscellaneous equipment sales and research and development contracts which earned gross margins of $50,000 or 21% in 1992, $324,000 or 67% in 1993, and $94,000 or 71% in 1994. The margins fluctuate depending on the type of sales and contracts.

     SECURITY SYSTEMS' GROSS MARGIN was $2.1 million (72% of security systems' net revenues) in 1992, $3.7 million (79% of security systems' net revenues) in 1993 and $3.9 million (76% of security systems' net revenues) in 1994. The increase in margin from 1992 to 1993 resulted from four new systems being added to the existing customer base in early 1993, a major expansion of an existing system, and margin improvement on systems installed in 1992. The decrease in margin from 1993 to 1994 was due to profitable production work on earlier research and development contracts that were completed in 1993.


     SECURITY SYSTEMS' SALES AND MARKETING EXPENSES were $248,000 (8% of security systems' net revenues) in 1992, $314,000 (7% of security systems' net revenues) in 1993 and $207,000 (4% of security systems' net revenues) in 1994. The decrease in 1994 was the result of a planned reduction in marketing costs.

     SECURITY SYSTEMS' GENERAL AND ADMINISTRATIVE EXPENSES were $665,000 (23% of security systems' net revenues) in 1992, $871,000 (19% of security systems' net revenues) in 1993 and $676,000 (13% of security systems' net revenues) in 1994. The percentage decrease in 1993 was a result of revenue growth with no significant increase in general and administrative expenses. The percentage decrease in 1994 was the result of the decreased burden of corporate overhead as a result of the Company's overall expanded operations. In late 1994, the Company hired additional management to assist in managing the day-to-day operations of the security systems business.

     SECURITY SYSTEMS' DEPRECIATION AND AMORTIZATION EXPENSES are better expressed as a percentage of service revenues since product sales do not require any capital investment. Depreciation and amortization expenses for security systems' operations were $1.1 million (37% of security systems' service revenues), $1.3 million (30% of security systems' service revenues) and $1.6 million (31% of security systems' service revenues) in 1992, 1993 and 1994, respectively. The decrease in depreciation and amortization expenses as a percentage of security systems' service revenues from 1992 to 1993 primarily resulted from increasing revenues. Depreciation expense for security systems' operations has increased in each of the last three years because of capital equipment requirements necessary to support the expansion into new markets as well as the continued growth of the existing systems.

     EBITDA for security systems' operations were $1.2 million (41% of security systems' net revenues) in 1992, $2.5 million (54% of security systems' net revenues) in 1993 and $3.1 million (59% of security systems' net revenues) in 1994. This increase was primarily due to decreases in general and administrative expenses as a percentage of revenues as a result of general and administrative costs being expensed across a larger combined subscriber base.

OTHER INCOME (EXPENSE)

     Other income (expense) includes interest income generated from short-term investments and interest expense incurred. The period-to-period fluctuation in interest expense has resulted primarily from changes in the outstanding amounts under the Company's revolving loan agreement and the Notes. Interest expense increased in 1994 as a result of the increased borrowings to fund acquisitions made during the year. Interest expense will increase in the future as a result of interest due on the Subordinated Notes which were issued in June 1995.

FEDERAL INCOME TAXES

     At December 31, 1994, the Company had net operating loss carryforwards of $3.3 million for income tax purposes that expire in years 2004 through 2007. For the year ended December 31, 1994, the primary differences between the U.S. Federal statutory tax rate and the effective rate in the Company's historical financial statements are state income taxes and the amortization of goodwill related to stock acquisitions, which is not deductible for tax purposes. The Company anticipates that in the future the primary differences between the U.S. Federal statutory tax rate and the effective rate in the Company's financial statements will continue to be state income taxes and the amortization of goodwill related to stock acquisitions.

LIQUIDITY AND CAPITAL RESOURCES

     During 1992, 1993 and 1994, the Company financed the majority of its growth, other than acquisitions, through internally generated funds. Net cash provided by operating activities was $3.2 million for the six months ended June 30, 1995 and $6.7 million in 1992, $7.1 million in 1993 and $8.4 million in 1994 after deducting debt financing costs. The increase in net cash provided by operating activities was due to increases in depreciation and amortization and trade payables and other accrued expenses and liabilities, offset by decreases in net income and increases in inventories and debt financing costs. The acquisitions of Contact, Radio Call, ChiComm and High Tech in 1994 and Signet, Carrier, Metropolitan and All City in 1995 were financed under the Credit Facility. The Company anticipates that its ongoing capital needs, including the Pending Acquisitions, will be funded with borrowings under the Credit Facility, proceeds from the sale of the Subordinated Notes and net cash generated by operations.

     Giving effect to the acquisition of American, Gold Coast, Lewis and the Pending Acquisitions as if they occurred on June 30, 1995, the Company will use all of its available cash of $48.7 million and will incur additional debt of $42.2 million, comprised of borrowings of $25.0 million under the Credit Facility and $17.2 million in Deferred Payments. The Deferred Payments constitute Senior Debt and are due and payable one year from the closing of the respective Acquisitions. The Company has the option to issue Common Stock in lieu of cash for each Deferred Payment. See "Capitalization."

CAPITAL EXPENDITURES

     As of June 30, 1995, the Company had invested $46.8 million in system equipment and pagers for its 12 major metropolitan markets and $11.2 million in system equipment and TracPacs for its 26 security systems.

     Capital expenditures for paging systems' equipment and pagers (excluding assets acquired pursuant to the completed acquisitions) were $4.0 million in each of 1992 and 1993, $5.0 million in 1994 and $4.5 million for the six months ended June 30, 1995. Capital expenditures for security systems' equipment and TracPacs were $1.5 million in each of 1992 and 1993, $763,000 in 1994 and $672,000 for the six months ended June 30, 1995.

     At June 30, 1995, the Company had invested $4.1 million in inventories, the majority of which were pagers, compared to $4.6 million at December 31, 1994. The decrease was due to better inventory management as the SuperCenters generated operating efficiencies. Inventory balances are expected to remain at higher levels than in prior years as a result of acquisitions and increased subscriber growth.

     Except for those assets acquired through acquisitions, the Company expects to meet its capital requirements in 1995 with cash generated from operations. Although the Company had no material binding commitments to acquire capital equipment at June 30, 1995, the Company anticipates capital expenditures for the remainder of 1995 to be approximately $9.9 million for the purchase of pagers and system equipment for its current paging systems' operations and $1.5 million for the manufacture of TracPacs and the purchase of system equipment for its security systems' operations.

PRIVATE PLACEMENT OF $100 MILLION OF SUBORDINATED NOTES

     In June 1995, the Company completed the private placement of the Subordinated Notes. Proceeds to the Company from the sale of the Subordinated Notes, after deducting discounts, commissions and offering expenses, were approximately $95.6 million. The Company used approximately $49.4 million of the net proceeds to repay all indebtedness outstanding under the Credit Facility. The Company expects to use the remaining proceeds to pursue the Company's acquisition strategy, to purchase frequency rights, to make capital expenditures for buildout of the Company's regional paging systems and for enhanced services, and for working capital and general corporate purposes.

     The Subordinated Notes are general unsecured obligations of the Company and are subordinated to all existing and future Senior Debt of the Company. The Indenture provides that the Company may not incur any debt that is subordinate in right of payment to the Senior Debt and senior in right of payment to the Notes. The Indenture also contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, pay dividends, engage in transactions with affiliates, sell assets and engage in certain other transactions.

CREDIT FACILITY

     The Credit Facility was amended and restated in February 1995 to increase the amount of available credit from $52 million to $125 million. The Credit Facility was subsequently amended in June 1995. The Credit Facility is a revolving line of credit which, in February 1997, will convert to a five and one-half year term loan maturing in July 2002. The term loan may be repaid at any time and will be payable in quarterly installments, based on the principal amount outstanding on the conversion date, in amounts ranging from 3.25% initially to 5.75% over five and one-half years.

     Concurrent with the Company's offering of the Subordinated Notes, the Credit Facility was amended by and among the Company and its lenders to permit issuance of the Subordinated Notes. The approximate $49.9 million outstanding under the Credit Facility was repaid with the proceeds of the offering of the Subordinated Notes. See "Description of Credit Facility."

ACQUISITIONS

     In early 1993, the Company announced its plans to commence a program of acquiring businesses that serve the commercial paging market and offer operational synergies when integrated within the Company's SuperCenters. During 1994, the Company acquired all of the outstanding capital stock of Contact, substantially all of the paging assets of Radio Call and High Tech and substantially all of the Chicago-area paging assets of ChiComm for $19.0 million, $7.8 million, $900,000 and $9.8 million, respectively. In the first six months of 1995, the Company acquired the paging assets of All City for $6.4 million, Signet for $9.0 million and Carrier for $6.5 million and all the outstanding capital stock of Metropolitan for $21.0 million. In July 1995, the Company acquired the paging assets of Americom for $17.5 million. In September 1995, the Company acquired the paging assets of Lewis for $5.6 million and Gold Coast for $2.3 million. The Completed Acquisitions were all accounted for as purchases and were funded either by borrowings under the Credit Facility or proceeds from the sale of the Subordinated Notes. Also in 1995, the Company signed letters of intent or definitive agreements to purchase the paging assets of Signet Raleigh, Sun, P&C, Page One, RCS and Nationwide and all of the outstanding capital stock of Apple, Williams, Total and AGR. The Pending Acquisitions are expected to close in late 1995 or early 1996 and will be funded by proceeds from the sale of the Subordinated Notes, borrowings under the Credit Facility and issuances of shares of Common Stock of the Company. The Pending Acquisitions are subject to various conditions, including FCC, regulatory and other third-party approvals and the execution of definitive agreements.

     The Company has Deferred Payments outstanding related to the High Tech, Signet, Carrier and All City acquisitions of $200,000, $4.2 million, $3.0 million and $350,000, respectively, which are due and payable one year from the closing of the respective transactions. These balances are payable, at the Company's discretion, either in cash or shares of the Company's Common Stock based on current market value at the date of payment. With regard to Contact, Radio Call, Metropolitan and Gold Coast, the purchase price was paid in full at closing. In addition, the Company has an $8.7 million Deferred Payment related to the Americom acquisition and a $2.1 million Deferred Payment related to the Lewis acquisition, both of which closed subsequent to the end of the second quarter.

     On August 1, 1995, the Company issued 44,166 shares of its Common Stock to ChiComm in payment of the $950,000 deferred portion of the purchase price of ChiComm.

                             SELLING STOCKHOLDERS

     The following table sets forth the name of each Selling Stockholder and relationship, if any, with the Company and (i) the number of shares of Common Stock owned by each Selling Stockholder as of October 2, 1995, (ii) the maximum number of shares of Common Stock which may be offered for the account of such Selling Stockholder under this Prospectus, and (iii) the amount and percentage of Common Stock to be owned by the Selling Stockholder after the completion of the Offering assuming the sale of all the Common Stock which may be offered hereunder.



                                                                                                AMOUNT AND PERCENTAGE OF
                                                                         MAXIMUM NUMBER OF         COMMON STOCK OWNED
NAME OF SELLING HOLDER AND RELATIONSHIP TO     SHARES OWNED PRIOR TO    SHARES WHICH MAY BE      AFTER THE OFFERING (1)
               COMPANY                              OFFERING               SOLD HEREUNDER               AMOUNT - %
------------------------------------------     ---------------------    -------------------     ------------------------
Chicago Communication Service, Inc.                   44,166                   44,166                       --
All City Communication Company, Inc. (2)
Carrier Paging Systems, Inc. (2)
Signet Paging of Charlotte, Inc. (2)
Americom Paging Corporation (2)
SigNet Paging of Raleigh, Inc. (2)
Sam Zarcone
Jill DiFoggio

--------------------
(1)  Assumes the sale of all shares of Common Stock registered hereunder, although none of the Selling
     Stockholders are under any obligation known to the Company to sell any shares of Common Stock.

(2)  The shares of Common Stock held by such Selling Stockholder were acquired by such Selling Stockholder in connection with the sale of its paging business to the Company. Such shares are subject to certain rights to indemnification on the part of the Company. As a result of such rights, it is not possible to determine the number of such shares that ultimately will be available for sale hereunder.




     The Company will pay the expenses of registering the shares of Common Stock being sold hereunder which are estimated to be $30,000.

                               PLAN OF DISTRIBUTION


     The Offered Securities were issued to the Selling Stockholders in connection with the acquisition by the Company of the various paging businesses of the Selling Stockholders in a series of separate transactions. The Offered Securities may be sold from time to time by the Selling Stockholders. The Selling Stockholders may from time to time sell all or a portion of the Offered Securities in transactions on The Nasdaq Stock Market, in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices; provided that such transactions will not include an underwritten public offering. The Offered Securities may be sold directly or through broker-dealers. If shares of Common Stock are sold through broker-dealers, the Selling Stockholders may pay brokerage commissions and charges. The methods by which the Offered Securities may be sold include (a) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this Prospectus; (c) exchange distributions and/or secondary distributions in accordance with the rules of The Nasdaq Stock Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) privately negotiated transactions.


     Pursuant to the provisions of various Registration Rights Agreements entered into by and between the Company and each of the Selling Stockholders, the Selling Stockholders will pay their costs and expenses of selling the shares of Common Stock offered hereunder, including commissions and discounts of brokers, dealers, or agents, and the Company has agreed to pay the costs and expenses incident to its registration and qualification of the Common Stock offered hereby, including registration and filing fees. In addition, the Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities arising under the Securities Act.

     The Selling Stockholders and any broker-dealer participating in the distribution of the Offered Securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit and any commissions paid or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of shares of Common Stock against certain liabilities, including liabilities under the Securities Act.

     There can be no assurances that the Selling Stockholders will sell any or all of the shares of Common Stock offered by them hereunder.

                           VALIDITY OF SECURITIES

     The validity of the shares of Common Stock will be passed upon by Vinson & Elkins L.L.P., Dallas, Texas.

                                   EXPERTS

     The consolidated financial statements of ProNet Inc. for the three years ended December 31, 1994, appearing in ProNet Inc.'s Annual Report on Form 10-K have been audited by Ernst & Young LLP, independent auditors, as indicated in their report thereon included therein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The combined financial statements of Contact Communications, Inc. appearing in one of the documents incorporated herein by reference to the extent and for the periods indicated in their report have been audited by Hiltzik, Schneider, Ehrlich & Wengrover, independent public accountants, as indicated in their report incorporated by reference herein upon the authority of such firm as experts in accounting and auditing.

     The combined financial statements of Radio Call Company, Inc. appearing in one of the documents incorporated herein by reference have been audited by Cummings & Carroll, P.C., independent public accountants, as indicated in their report incorporated by reference herein upon the authority of such firm as experts in accounting and auditing.

     The financial statements of the RCC Division of Chicago Communication Service, Inc. appearing in one of the documents incorporated herein by reference to the extent and for the periods indicated in their report have been audited by Natarelli & Associates, independent public accountants, as indicated in their report incorporated by reference herein upon the authority of such firm as experts in accounting and auditing.

     The financial statements of All City Communication Company, Inc. appearing in one of the documents incorporated herein by reference to the extent and for the periods indicated in their report have been audited by Winter, Kloman, Moter & Repp, S.C., independent public accountants, as indicated in their report incorporated by reference herein upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Signet Paging of Charlotte, Inc. appearing in one of the documents incorporated herein by reference have been audited by Greer & Walker, L.L.P., independent public accountants, as indicated in their report incorporated by reference herein upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Metropolitan Houston Paging Services, Inc. appearing in one of the documents incorporated herein by reference to the extent and for the periods indicated in their report have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report incorporated by reference herein upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Americom Paging Corporation as of December 31, 1994, and for each of the years in the two-year period ended December 31, 1994, have been incorporated by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The report of KPMG Peat Marwick LLP covering the December 31, 1994, American Paging Corporation financial statements contains an explanatory paragraph that states that the Company's recurring losses from operations and net capital deficiency raise substantial doubt about the entity's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     The financial statements of Paging and Cellular of Texas (a sole proprietorship) appearing in one of the documents incorporated herein by reference to the extent and for the periods indicated in their report have been audited by KPMG Peat Marwick LLP, independent public accountants, as indicated in their report incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Apple Communication, Inc., SigNet of Raleigh, Inc., Cobbwells, Inc. dba Page One Messaging Services, A.G.R. Electronics, Inc. and affiliates and Nationwide Paging, Inc. and the statement of net assets to be acquired of RCS Paging, a division of Reisenweaver Communications, Inc. appearing in one of the documents incorporated herein by reference to the extent and for the periods indicated in their reports have been audited by Ernst & Young LLP, independent auditors as indicated in their reports thereon included therein. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

===================================
      No dealer, salesman or other
person has been authorized to give
any information or to make any
representations other than those
contained in this Prospectus in
connection  with the offer made by
this Prospectus and, if given or
made, such information or
representations must not be relied
upon as having been authorized by
the Company, by any selling
stockholder or underwriter.  Neither
the delivery of this Prospectus nor
any sale made hereunder shall under
any circumstances create an
implication that there has been no
change in the affairs of the Company
since the date hereof.  This
Prospectus does not constitute an
offer or solicitation by anyone in
any state in which such offer or
solicitation is not authorized or in
which the person making such offer
or solicitation is not qualified to
do so to anyone to whom it is
unlawful to make such offer or
solicitation



     _____________________


       TABLE OF CONTENTS


                          PAGE
                          ----
Available Information. . .   2
Incorporation of Certain
 Information by Reference.   2
The Company. . . . . . . .   4
Summary Financial and
 Operating Information . .   8
Risk Factors . . . . . . .  11
Capitalization . . . . . .  13
Management's Discussion
 and Analysis of Financial
 Condition and Results
 of Operations . . . . . .  14
Selling Stockholders . . .  23
Plan of Distribution . . .  24
Validity of Securities . .  24
Experts. . . . . . . . . .  25


===============================

===============================

          PRONET INC.

        2,000,000 Shares
         of Common Stock






          ____________
           Prospectus
          ____________







       October 3, 1995


===============================

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Six of the Restated Certificate of Incorporation of the Registrant provides that the Registrant shall indemnify its directors and officers to the maximum extent allowed by the Delaware General Corporation Law. Pursuant to Section 145 of the Delaware General Corporation Law, the Registrant generally has the power to indemnify its present and former directors and officers against expenses and liabilities incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in those positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Registrant, and with respect to any criminal action, so long as they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of the Registrant, however, indemnification is generally limited to attorneys' fees and other expenses and is not available if the person is adjudged to be liable to the Registrant, unless the court determines that indemnification is appropriate. The statute expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Registrant also has the power to purchase and maintain insurance for its directors and officers and has recently obtained such insurance.

     The preceding discussion of the Registrant's Restated Certificate of Incorporation and Section 145 of the Delaware General Corporation Law is not intended to be exhaustive and is qualified in its entirety by the Restated Certificate of Incorporation and Section 145 of the Delaware General Corporation Law.

     The Registrant has entered into indemnity agreements with the Registrant's directors and officers. Pursuant to such agreements, the Registrant will, to the extent permitted by applicable law, indemnify such persons against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were directors or officers of the Registrant or assumed certain responsibilities at the direction of the Registrant.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


 EXHIBIT
  NUMBER                     DESCRIPTION OF EXHIBITS
  ------                     -----------------------
  3.1 -- Restated Certificate of Incorporation dated July 31, 1987 (filed as an exhibit to the Registrant's Registration Statement on Form S-4 (File No. 33-60925) filed July 7, 1995, and incorporated herein by reference.)
  3.2  --  Certificate of Designation of Series A Junior
           Participating Preferred Stock dated April 11, 1995
           (filed as part of the Registrant's Registration
           Statement on Form 8-A dated April 7, 1995, and incorporated herein by reference).
  3.3 -- Certificate of Amendment to Restated Certificate of Incorporation dated June 12, 1995 (filed as an exhibit to the Registrant's Current Report on Form 8-K, dated July 5, 1995, and incorporated herein by reference).
  3.4 -- Restated Bylaws of the Registrant, as amended (filed as an exhibit to the Registrant's Current Report on Form 8-K dated April 7, 1995, and incorporated herein by reference).
  4.1  --  Indenture, dated as of June 15, 1995, between the
           Registrant and First Interstate Bank of Texas, N.A., as Trustee (filed as an exhibit to the Registrant's
           Current Report on Form 8-K, dated July 5, 1995, and incorporated herein by reference).
  4.2  --  Registration Rights Agreement, dated as of June 15,
           1995, between the Registrant, Lehman Brothers, Inc.,
           Alex. Brown & Sons Incorporated and PaineWebber
           Incorporated (filed as an exhibit to the Registrant's Registration Statement on Form S-4 (File No. 33-60925 filed July 7, 1995, and incorporated herein by reference).
  4.3 -- Rights Agreement, dated as of April 5, 1995, between the Registrant and Chemical Shareholder
           Services Group, Inc., as Rights Agent, specifying the terms of the rights to purchase the Registrant's
           Series A Junior Participating Preferred Stock, and the exhibits thereto (filed as an exhibit to the Registrant's Registration Statement on Form 8-A dated
           April 7, 1995, and incorporated herein by reference).

 EXHIBIT
  NUMBER                     DESCRIPTION OF EXHIBITS
  ------                     -----------------------
  5.1  --  Opinion of Vinson & Elkins L.L.P.*
 10.1 -- Agreement dated June 15, 1988, between the Registrant and Texas Instruments Incorporated for the acquisition of assets including the use of patents, technology and software related to ProNet Tracking Systems (filed as an exhibit to the Registrant's Current Report on Form 8-K, dated July 21, 1988, and incorporated herein by reference).
 10.2 -- Office/Showroom/Warehouse Lease Agreement dated January 2, 1990, between the Registrant and Dal-Mac Westridge I, Ltd., as amended (filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990, and incorporated herein by reference).
 10.3 -- Stock Purchase Agreement dated September 24, 1993, by and between the Registrant and Contact Communications, Inc. (filed as an exhibit to the Registrant's Current Report on Form 8-K, dated March 1, 1994, and incorporated herein by reference).
 10.4  --  Amendment Letter No. One to Stock Purchase
           Agreement dated October 20, 1993, by and between the Registrant and Contact Communications, Inc. (filed as an exhibit to the Registrant's Current Report on Form 8-K, dated March 1, 1994, and incorporated herein by reference).
 10.5  --  Amendment Letter No. Two to Stock Purchase
           Agreement dated January 4, 1994, by and between the Registrant and Contact Communications, Inc. (filed as an exhibit to the Registrant's Current Report on Form 8-K, dated March 1, 1994, and incorporated herein by reference).
 10.6  --  Amendment Letter No. Three to Stock Purchase
           Agreement dated March 1, 1994, by and between the Registrant and Contact Communications, Inc. (filed as an exhibit to the Registrant's Current Report on Form 8-K, dated March 1, 1994, and incorporated herein by reference).
 10.7 -- Asset Purchase Agreement dated March 22, 1994, by and among the Registrant, Radio Call Company, Inc., a New York corporation, MRN Communications, Inc., a
           New York corporation, Radio Call Co. of N.J., Inc., a New Jersey corporation and Marvin R. Neuwirth
           (filed as an exhibit to the Registrant's Current Report on Form 8-K, dated August 5, 1994, and incorporated herein by reference).
 10.8 -- Asset Purchase Agreement dated May 5, 1994, by and among the Registrant, Chicago Communication Service, Inc., an Illinois corporation, Gerald C. Bear,
           Gerald C. Bear, Trustee of the Lewis Bear Trust,
           Leo Magiera and Gerald Manikowski (filed as an exhibit to the Registrant's Current Report on Form 8-K, dated August 5, 1994, and incorporated herein by reference).
 10.9 -- Asset Purchase Agreement dated June 30, 1994, by and among the Registrant, All City Communication Company, Inc., Robert J. von Bereghy, Maurice S. Meyers, Martin T. Franke, Virginia Franke, Personal Representative of the estate of Martin K. Franke and Cove Communications of Wisconsin, Inc. (filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1994, and incorporated herein by reference).
 10.10 -- Amendment Agreement dated July 29, 1994, by and among the Registrant, Radio Call Company, Inc., a New York corporation, MRN Communications, Inc., a New
           York corporation, Radio Call Co. of N.J., Inc., a
           New Jersey corporation and Marvin R. Neuwirth
           (filed as an exhibit to the Registrant's Current Report on Form 8-K, dated August 5, 1994, and incorporated herein by reference).
 10.11 -- Amendment Agreement dated August 1, 1994, by and among the Registrant, All City Communication Company, Inc., Robert J. von Bereghy, Maurice S. Meyers,
           Martin T. Franke, Virginia Franke, Personal
           Representative of the estate of Martin K. Franke and Cove Communications of Wisconsin, Inc. (filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1994, and incorporated herein by reference).

 EXHIBIT
  NUMBER                     DESCRIPTION OF EXHIBITS
  ------                     -----------------------
 10.12 -- Stock Purchase Agreement dated April 20, 1994, regarding the acquisition of the outstanding capital stock of Metropolitan Houston Paging
           Services, Inc., ("Metro Houston") by and among
           Contact Communications Inc., Metro Houston and the shareholders of Metro Houston (filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1995, and incorporated herein by reference).
 10.13  -- Form of PS-58 Split Dollar Agreement between the
           Registrant and each of its executive officers (filed as an exhibit to the Registrant's Registration
           Statement on Form S-2 (File No. 33-85696) filed with the Commission on October 28, 1994, and incorporated herein by reference).
 10.14 -- Asset Purchase Agreement dated November 30, 1994, among Signet Paging of Charlotte, Inc., Eileen L.
           Knight, John R. Knight, Sr., John R. Knight, Jr.
           and Contact Communications Inc. (filed as an exhibit to Amendment No. 2 to the Registrant's
           Registration Statement on Form S-2 (File No. 33-
           85696) filed with the Commission on December 14, 1994, and incorporated herein by reference).
 10.15 -- Employment Agreement dated May 18, 1994, by and between the Registrant and Jackie R. Kimzey (filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1994, and incorporated herein by reference).
 10.16 -- Employment Agreement dated May 18, 1994, by and between the Registrant and David J. Vucina (filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1994, and incorporated herein by reference).
 10.17 -- Change in Control Agreement dated May 18, 1994, by and between the Registrant and Bo Bernard (filed as an exhibit to the Registrant's Quarterly Report on Form
           10-Q for the fiscal quarter ended June 30, 1994, and incorporated herein by reference).
 10.18 -- Change in Control Agreement dated May 18, 1994, by and between the Registrant and Jan E. Gaulding (filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1994, and incorporated herein by reference).
 10.19 -- Change in Control Agreement dated May 18, 1994, by and between the Registrant and Jeffery Owens (filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1994, and incorporated herein by reference).
 10.20 -- Change in Control Agreement dated January 17, 1995, by and between the Registrant and Mark A. Solls (filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994, and incorporated herein by reference).
 10.21 -- Asset Purchase Agreement dated May 24, 1995, regarding the acquisition of substantially all of the paging assets of Americom Paging Corporation, by and among the Registrant, Gregory W. Hadley, Mo
           Shebaclo and American 900 Paging, Inc. dba Americom
           Paging Corporation (filed as an exhibit to the Registrant's Current Report on Form 8-K, dated July 7, 1995, and incorporated herein by reference).
 10.22  -- Amended and Restated Credit Agreement dated
           February 9, 1995, by and among the Registrant, The
           First National Bank of Chicago, as Agent, and the
           Lenders party thereto (filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994, and incorporated herein by reference).
 10.23  -- Waiver, Consent and Amendment No. 1 dated as of
           June 12, 1995 by and among the Registrant, The First National Bank of Chicago, as Agent, and the Lenders party thereto (filed as an exhibit to the Registrant's Registration Statement on Form S-4 (File No. 33-60925) filed July 7, 1995, and incorporated herein by reference).

 EXHIBIT
  NUMBER                     DESCRIPTION OF EXHIBITS
  ------                     -----------------------
 10.24  -- Letter of Agreement dated March 31, 1995, regarding the acquisition of substantially all of the common
           stock of Lewis Paging Inc., by and among the
           Registrant and Terry W. Lewis (filed as an exhibit to
           the Registrant's Quarterly Report on Form 10-Q for the
           fiscal quarter ended March 31, 1995, and incorporated
           herein by reference).
 10.25  -- Office Lease Agreement by and between the Registrant and Carter-Crowley Properties, Inc., as Landlord
           (filed as an exhibit to the Registrant's Current Report
           on Form 8-K, dated July 5, 1995, and incorporated herein
           by reference).
 10.26 -- Asset Purchase Agreement dated September 27, 1995, regarding the acquisition of substantially all of the paging assets of
           Signet Paging of Raleigh, Inc., by and among CCI, Signet
           Paging of Raleigh, Inc., and W. David Sweatt (filed as an exhibit to the Registrant's Registration Statement on Form
           S-4 (File No. 33-60925) filed July 7, 1995, and incorporated herein by reference).
 10.27  -- Letter of Agreement dated July 10, 1995, regarding the acquisition of the common stock of Apple Communication,
           Inc. and certain assets of Best Page, Inc., by and among
           Apple Communication, Inc., Best Page, Inc., CCI,
           Sam Zarcone and Jill DiFoggio.*
 10.28  -- Letter of Agreement dated August 2, 1995, regarding the acquisition of substantially all of the paging assets of
           Paging and Cellular of Texas, by and among CCI, Paging and
           Cellular of Texas and Daniel L. Sheppard (filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1995, and incorporated herein by reference).
 10.29  -- Letter of Agreement dated August 7, 1995, regarding the acquisition of substantially all of the paging assets of
           Cobbwells, Inc. dba Page One Communications, by and among CCI, Cobbwells, Inc. dba Page One Communications, James H.
           Cobb, III and Warren K. Wells (filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1995, and incorporated herein by reference).
 22.1   -- Subsidiaries of the Registrant (filed as an exhibit to
           the Registrant's Annual Report on Form 10-K for the
           year ended December 31, 1994, and incorporated
           herein by reference).
 23.1   -- Consent of Vinson & Elkins L.L.P. (set forth in
           Exhibit 5.1).
 23.2   -- Consent of Ernst & Young LLP, Independent Auditors.
 23.3   -- Consent of Hiltzik, Schneider, Ehrlich & Wengrover,
           Independent Public Accountants.
 23.4   -- Consent of Cummings & Carroll, P.C., Independent
           Public Accountants.
 23.5   -- Consent of Natarelli & Associates, Independent
           Public Accountants.
 23.6   -- Consent of Winter, Kloman, Moler & Repp, S.P.,
           Independent Public Accountants.
 23.7   -- Consent of Greer & Walker, L.L.P., Independent
           Public Accountants.
 23.8   -- Consent of Arthur Andersen LLP, Independent Public
           Accountants.
 23.9   -- Consent of KPMG Peat Marwick LLP, Independent
           Public Accountants.
 23.10  -- Consent of KPMG Peat Marwick LLP, Independent
           Public Accountants.
 24.1   -- Powers of Attorney (set forth on signature page).
---------------
* Previously filed.

ITEM 22.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

         (i) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
               Statement:

         (ii) To include any prospectus required in Section 10(a) (3) of the Securities Act of 1933, as amended (the "Securities Act");

         (iii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

         (iv) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                     SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Dallas, State of Texas, on October 2, 1995.


                              PRONET INC.


                              By:       /s/ Jan E. Gaulding
                                  ---------------------------------
                                          Jan E. Gaulding
                                      Senior Vice President and
                                       Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated.



        SIGNATURE                               TITLE                         DATE
        ---------                               -----                         -----
/s/ Jackie R. Kimzey*                   Chairman, Chief Executive         October 2, 1995
-------------------------------           Officer and Director
Jackie R. Kimzey                      (Principal Executive Officer)

/s/ David J. Vucina*                    President, Chief Operating        October 2, 1995
-------------------------------            Officer and Director
David J. Vucina

/s/ Jan E. Gaulding                       Senior Vice President,          October 2, 1995
-------------------------------        and Chief Financial Officer
Jan E. Gaulding                         (Principal Financial and
                                           Accounting Officer)

/s/ Thomas V. Bruns*                            Director                  October 2, 1995
-------------------------------
Thomas V. Bruns

/s/ Harvey B. Cash*                             Director                  October 2, 1995
-------------------------------
Harvey B. Cash


/s/ Edward E. Jungerman*                        Director                  October 2, 1995
-------------------------------
Edward E. Jungerman

/s/ Mark C. Masur*                              Director                  October 2, 1995
-------------------------------
Mark C. Masur

*By /s/ Jan E. Gaulding
   ----------------------------
   Jan E. Gaulding
   Attorney-in-Fact

                                  EXHIBIT INDEX
EXHIBIT
 NUMBER                  DESCRIPTION OF EXHIBITS               PAGE NO.
 ------                  -----------------------               --------
  3.1 -- Restated Certificate of Incorporation dated July 31, 1987 (filed as an exhibit to the Registrant's Registration Statement on Form S-4 (File No. 33-60925) filed
           July 7, 1995, and incorporated herein by reference.)
  3.2  --  Certificate of Designation of Series A Junior
           Participating Preferred Stock dated April 11, 1995
           (filed as part of the Registrant's Registration
           Statement on Form 8-A dated April 7, 1995, and incorporated herein by reference).
  3.3 -- Certificate of Amendment to Restated Certificate of Incorporation dated June 12, 1995 (filed as an exhibit to the Registrant's Current Report on Form
           8-K, dated July 5, 1995, and incorporated herein by reference).
  3.4 -- Restated Bylaws of the Registrant, as amended (filed as an exhibit to the Registrant's Current Report on Form 8-K dated April 7, 1995, and incorporated herein by reference).
  4.1  --  Indenture, dated as of June 15, 1995, between the
           Registrant and First Interstate Bank of Texas, N.A., as Trustee (filed as an exhibit to the Registrant's
           Current Report on Form 8-K, dated July 5, 1995, and incorporated herein by reference).
  4.2  --  Registration Rights Agreement, dated as of June 15,
           1995, between the Registrant, Lehman Brothers, Inc.,
           Alex. Brown & Sons Incorporated and PaineWebber
           Incorporated (filed as an exhibit to the Registrant's Registration Statement on Form S-4 (File No. 33-60925) filed July 7, 1995, and incorporated herein by reference).
  4.3 -- Rights Agreement, dated as of April 5, 1995, between the Registrant and Chemical Shareholder
           Services Group, Inc., as Rights Agent, specifying the terms of the rights to purchase the Registrant's
           Series A Junior Participating Preferred Stock, and the exhibits thereto (filed as an exhibit to the Registrant's Registration Statement on Form 8-A dated
           April 7, 1995, and incorporated herein by reference).
  5.1  --  Opinion of Vinson & Elkins L.L.P.*
 10.1 -- Agreement dated June 15, 1988, between the Registrant and Texas Instruments Incorporated for the acquisition of assets including the use of patents, technology and software related to ProNet Tracking
           Systems (filed as an exhibit to the Registrant's
           Current Report on Form 8-K, dated July 21, 1988, and incorporated herein by reference).
 10.2  --  Office/Showroom/Warehouse Lease Agreement dated
           January 2, 1990, between the Registrant and Dal-Mac Westridge I, Ltd., as amended (filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990, and incorporated herein by reference).
 10.3 -- Stock Purchase Agreement dated September 24, 1993, by and between the Registrant and Contact
           Communications, Inc. (filed as an exhibit to the Registrant's Current Report on Form 8-K, dated March
           1, 1994, and incorporated herein by reference).
 10.4  --  Amendment Letter No. One to Stock Purchase
           Agreement dated October 20, 1993, by and between the Registrant and Contact Communications, Inc. (filed as an exhibit to the Registrant's Current Report on Form 8-K, dated March 1, 1994, and incorporated herein by reference).
 10.5  --  Amendment Letter No. Two to Stock Purchase
           Agreement dated January 4, 1994, by and between the Registrant and Contact Communications, Inc. (filed as an exhibit to the Registrant's Current Report on Form
           8-K, dated March 1, 1994, and incorporated herein by reference).
 10.6  --  Amendment Letter No. Three to Stock Purchase
           Agreement dated March 1, 1994, by and between the Registrant and Contact Communications, Inc. (filed as an exhibit to the Registrant's Current Report on Form
           8-K, dated March 1, 1994, and incorporated herein by reference).
 10.7 -- Asset Purchase Agreement dated March 22, 1994, by and among the Registrant, Radio Call Company, Inc., a
           New York corporation, MRN Communications, Inc., a
           New York corporation, Radio Call Co. of N.J., Inc., a New Jersey corporation and Marvin R. Neuwirth
           (filed as an exhibit to the Registrant's Current
           Report on Form 8-K, dated August 5, 1994, and incorporated herein by reference).

EXHIBIT
 NUMBER                  DESCRIPTION OF EXHIBITS               PAGE NO.
 ------                  -----------------------               --------
 10.8 -- Asset Purchase Agreement dated May 5, 1994, by and among the Registrant, Chicago Communication Service,
           Inc., an Illinois corporation, Gerald C. Bear,
           Gerald C. Bear, Trustee of the Lewis Bear Trust,
           Leo Magiera and Gerald Manikowski (filed as an exhibit to the Registrant's Current Report on Form
           8-K, dated August 5, 1994, and incorporated herein by reference).
 10.9 -- Asset Purchase Agreement dated June 30, 1994, by and among the Registrant, All City Communication
           Company, Inc., Robert J. von Bereghy, Maurice S.
           Meyers, Martin T. Franke, Virginia Franke, Personal Representative of the estate of Martin K. Franke and Cove Communications of Wisconsin, Inc. (filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1994, and incorporated herein by reference).
 10.10 -- Amendment Agreement dated July 29, 1994, by and among the Registrant, Radio Call Company, Inc., a New
           York corporation, MRN Communications, Inc., a New
           York corporation, Radio Call Co. of N.J., Inc., a
           New Jersey corporation and Marvin R. Neuwirth
           (filed as an exhibit to the Registrant's Current
           Report on Form 8-K, dated August 5, 1994, and incorporated herein by reference).
 10.11 -- Amendment Agreement dated August 1, 1994, by and among the Registrant, All City Communication Company,
           Inc., Robert J. von Bereghy, Maurice S. Meyers,
           Martin T. Franke, Virginia Franke, Personal
           Representative of the estate of Martin K. Franke and Cove Communications of Wisconsin, Inc. (filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1994, and incorporated herein by reference).
 10.12 -- Stock Purchase Agreement dated April 20, 1994, regarding the acquisition of the outstanding capital stock of Metropolitan Houston Paging
           Services, Inc., ("Metro Houston") by and among
           Contact Communications Inc., Metro Houston and the shareholders of Metro Houston (filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1995, and incorporated herein by reference).
 10.13  -- Form of PS-58 Split Dollar Agreement between the
           Registrant and each of its executive officers (filed as an exhibit to the Registrant's Registration
           Statement on Form S-2 (File No. 33-85696) filed with the Commission on October 28, 1994, and incorporated herein by reference).
 10.14 -- Asset Purchase Agreement dated November 30, 1994, among Signet Paging of Charlotte, Inc., Eileen L.
           Knight, John R. Knight, Sr., John R. Knight, Jr.
           and Contact Communications Inc. (filed as an exhibit to Amendment No. 2 to the Registrant's
           Registration Statement on Form S-2 (File No. 33-
           85696) filed with the Commission on December 14, 1994, and incorporated herein by reference).
 10.15 -- Employment Agreement dated May 18, 1994, by and between the Registrant and Jackie R. Kimzey (filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1994, and incorporated herein by reference).
 10.16 -- Employment Agreement dated May 18, 1994, by and between the Registrant and David J. Vucina (filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1994, and incorporated herein by reference).
 10.17 -- Change in Control Agreement dated May 18, 1994, by and between the Registrant and Bo Bernard (filed as an exhibit to the Registrant's Quarterly Report on Form
           10-Q for the fiscal quarter ended June 30, 1994, and incorporated herein by reference).
 10.18 -- Change in Control Agreement dated May 18, 1994, by and between the Registrant and Jan E. Gaulding (filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1994, and incorporated herein by reference).
 10.19 -- Change in Control Agreement dated May 18, 1994, by and between the Registrant and Jeffery Owens (filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1994, and incorporated herein by reference).

EXHIBIT
 NUMBER                  DESCRIPTION OF EXHIBITS               PAGE NO.
 ------                  -----------------------               --------
 10.20  -- Change in Control Agreement dated January 17, 1995, by and between the Registrant and Mark A. Solls (filed
           as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994, and incorporated
           herein by reference).
 10.21  -- Asset Purchase Agreement dated May 24, 1995,
           regarding the acquisition of substantially all of
           the paging assets of Americom Paging Corporation,
           by and among the Registrant, Gregory W. Hadley, Mo
           Shebaclo and American 900 Paging, Inc. dba Americom
           Paging Corporation (filed as an exhibit to the
           Registrant's Current Report on Form 8-K, dated
           July 7, 1995, and incorporated herein by reference).
 10.22  -- Amended and Restated Credit Agreement dated
           February 9, 1995, by and among the Registrant, The
           First National Bank of Chicago, as Agent, and the
           Lenders party thereto (filed as an exhibit to the
           Registrant's Annual Report on Form 10-K for the year
           ended December 31, 1994, and incorporated herein by
           reference).
 10.23  -- Waiver, Consent and Amendment No. 1 dated as of
           June 12, 1995 by and among the Registrant, The First
           National Bank of Chicago, as Agent, and the Lenders
           party thereto (filed as an exhibit to the Registrant's
           Registration Statement on Form S-4 (File No. 33-60925)
           filed July 7, 1995, and incorporated herein by reference).
 10.24  -- Letter of Agreement dated March 31, 1995, regarding the acquisition of substantially all of the common
           stock of Lewis Paging Inc., by and among the
           Registrant and Terry W. Lewis (filed as an exhibit to
           the Registrant's Quarterly Report on Form 10-Q for the
           fiscal quarter ended March 31, 1995, and incorporated
           herein by reference).
 10.25  -- Office Lease Agreement by and between the Registrant and Carter-Crowley Properties, Inc., as Landlord
           (filed as an exhibit to the Registrant's Current Report
           on Form 8-K, dated July 5, 1995, and incorporated
           herein by reference).
 10.26 -- Asset Purchase Agreement dated September 27, 1995, regarding the acquisition of substantially all of the paging assets of
           Signet Paging of Raleigh, Inc., by and among CCI, Signet
           Paging of Raleigh, Inc., and W. David Sweatt (filed as an exhibit to the Registrant's Registration Statement on Form S-4 (File No. 33-60925) filed July 7, 1995, and incorporated herein by reference.)
 10.27  -- Letter of Agreement dated July 10, 1995, regarding the acquisition of the common stock of Apple Communication,
           Inc. and certain assets of Best Page, Inc., by and among
           Apple Communication, Inc., Best Page, Inc., CCI,
           Sam Zarcone and Jill DiFoggio.*
 10.28  -- Letter of Agreement dated August 2, 1995, regarding the acquisition of substantially all of the paging assets of
           Paging and Cellular of Texas, by and among CCI, Paging and
           Cellular of Texas and Daniel L. Sheppard (filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1995).
 10.29  -- Letter of Agreement dated August 7, 1995, regarding the acquisition of substantially all of the paging assets of
           Cobbwells, Inc. dba Page One Communications, by and among CCI, Cobbwells, Inc. dba Page One Communications, James H.
           Cobb, III and Warren K. Wells (filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1995).
 22.1   -- Subsidiaries of the Registrant (filed as an exhibit to
           the Registrant's Annual Report on Form 10-K for the
           year ended December 31, 1994, and incorporated
           herein by reference).
 23.1   -- Consent of Vinson & Elkins L.L.P. (set forth in
           Exhibit 5.1).
 23.2   -- Consent of Ernst & Young LLP, Independent Auditors.
 23.3   -- Consent of Hiltzik, Schneider, Ehrlich & Wengrover,
           Independent Public Accountants.
 23.4   -- Consent of Cummings & Carroll, P.C., Independent
           Public Accountants.
 23.5   -- Consent of Natarelli & Associates, Independent
           Public Accountants.
 23.6   -- Consent of Winter, Kloman, Moler & Repp, S.P.,
           Independent Public Accountants.
 23.7   -- Consent of Greer & Walker, L.L.P., Independent
           Public Accountants.
 23.8   -- Consent of Arthur Andersen LLP, Independent Public
           Accountants.
 23.9   -- Consent of KPMG Peat Marwick LLP, Independent
           Public Accountants.
 23.10  -- Consent of KPMG Peat Marwick LLP, Independent
           Public Accountants.
 24.1   -- Powers of Attorney (set forth on signature page).
--------------------
* Previously filed.